Exhibit 17.1

June 24, 2011

Board of Directors
American Retail Group, Inc.
2770 S. Maryland Parkway, Suite 314
Las Vegas, Nevada 89109

To the Board of Directors of American Retail Group, Inc.:

This is to advise you that I hereby resign as a director of American Retail Group, Inc. (the 'Company"), effective immediately. This resignation is based on my understanding and belief that materially false information regarding the Company's operations has been provided to me and publicly distributed by the Company. It is of utmost importance that the false information be immediately corrected, and that the Securities and Exchange Commission, all stockholders, note holders, and all appropriate parties be promptly notified of this situation.

Sincerely,

/s/ Vassili Oxenuk
Vassili Oxenuk

cc:	Soledad Bayazit Artur Januszewski Darren Ofsink